[CPI International, Inc. Letterhead]

October 9, 2008

VIA OVERNIGHT COURIER & EDGAR

Tim Buchmiller

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	CPI International, Inc.
Form 10-K for Fiscal Year Ended September 28, 2007
Filed December 12, 2007
File 0-51928

Dear Mr. Buchmiller:

This letter is the response of CPI International, Inc., a Delaware corporation (the “Company”), to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 30, 2008.  That letter commented on the Company’s above captioned Form 10-K filed with the Commission on December 12, 2007 (the “Form 10-K”).

For reference purposes, the relevant Staff comments have been reproduced below, followed by the Company’s response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K.  Please note that our response does not address Comment No. 1 in the Staff’s letter.  This is per our conversations with the Staff, during which the Staff indicated that the Staff understands the Company’s position on Comment No. 1 and that the Staff was waiving that comment.  We appreciate the time and effort that the Staff has dedicated to reviewing our disclosures.

Item 11. Executive Compensation, page 63

2.             Staff’s Comment:  We note from the disclosure incorporated by reference from your proxy statement that your compensation committee determines compensation by considering the compensation awarded by approximately 15 peer group companies.  In your future filings, please identify the companies in your peer group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  Please also briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range.  If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

We acknowledge the Staff’s comment, and in our future filings we will identify the peer group companies and include discussion of the elements and analysis mentioned in the Staff’s comment.

3.             Staff’s Comment:  We note from the disclosure incorporated by reference from your proxy statement that you have not quantified the various objective financial and performance goals that are necessary to be achieved in order for your named executive officers to earn their compensation under the Management Incentive Plan.  Please provide such disclosure in your future filings and clarify how the achievement of those objectives translated into the incentive compensation awarded to each named executive officer.  To the extent you believe that disclosure of the performance goals, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  If it is appropriate to omit specific targets or performance objectives based on a competitive harm analysis, please provide the appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  If discussing how difficult or likely it will be to achieve the targeted performance goals, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm and provide sufficient discussion and analysis as to the level of increased performance the established financial measures are intended to incentivize.

We acknowledge the Staff’s comment, and in our future filings we will quantify the material historical objective financial and performance goals necessary to be achieved in order for the named executive officers to earn the compensation paid to them under the Management Incentive Plan and provide clarification as to how the achievement of objectives translated into incentive compensation.

4.             Staff’s Comment:  Please provide additional discussion and analysis of the factors considered by the compensation committee in determining the appropriate level of stock option awards to your named executive officers.  In particular, discuss how the consideration of peer group companies affected the awards.

We acknowledge the Staff’s comment, and in our future filings we will include addition additional discussion and analysis of the factors considered by the compensation committee in determining stock option awards to named executive officers, including how analysis of peer group companies affected the awards.

We hope that the foregoing has been responsive to the Staff’s comments.  In connection with the Company’s response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (650) 846-3096 or Rick Wirthlin of Irell & Manella LLP, our counsel, at (310) 203-7586.

Sincerely,

/s/ Ron Saflor for
Joel Littman
Chief Financial Officer
CPI International, Inc.

cc:

Mr. Ruairi Regan, Securities and Exchange Commission

Mr. O. Joe Caldarelli, Chief Executive Officer, CPI International, Inc.

Mr. Ron Saflor, CPI International, Inc.

Richard C. Wirthlin, Esq., Irell & Manella LLP